LION COPPER AND GOLD CORP. ANNOUNCES ACQUISITION OF CHACO BEAR PROPERTY AND ASHTON PROPERTY

March 18, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has closed its previously announced option agreement (the "Agreement") with Houston Minerals Ltd. ("Houston") pursuant to which Houston agreed to grant to the Company the option (the "Option") to acquire a 100% interest in the Chaco Bear Property and the Ashton Property which are located in British Columbia (collectively, the "Properties").

On closing of the Agreement, Lion CG issued 8,000,000 common shares of the Company to Houston and has funded an initial work program of $200,000 on the Properties in consideration for the grant of the Option. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying $1,500,000 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying $1,000,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

The Chaco Bear Property is located in northern British Columbia, within the Stikine Terrane and hosted in similar rock formations as the Eskay Creek deposit, a precious metals volcanogenic massive sulphide (VMS) deposit in the Golden Triangle of British Columbia that was in production from 1994 to 2008.

The Ashton Property is located within the Spences Bridge Group, a narrow, northwest-trending belt of early cretaceous volcanic rocks covering nearly 3,200 square kilometers from Princeton to Lillooet in British Columbia that are highly prospective for epithermal style gold mineralization.

For further information on the Properties and the Agreement, see the Company's prior news releases dated October 21, 2021, January 31, 2022, and March 16, 2022.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.